EXHIBIT 21.1

PRINCIPAL SUBSIDIARIES

Name of Subsidiary	Jurisdiction in Which Organized or Incorporated

Consolidated Subsidiaries of Stoneridge, Inc.:
Orlaco Products B.V.	Netherlands
PST Eletrônica Ltda.	Brazil
Stoneridge Asia Pacific Electronics (Suzhou) Co. Limited	China
Stoneridge B.V.	Netherlands
Stoneridge Control Devices, Inc.	Massachusetts
Stoneridge Electronics AB	Sweden
Stoneridge Electronics AS	Estonia
Stoneridge Electronics, Inc.	Texas
Stoneridge Electronics Limited	Scotland, United Kingdom
Stoneridge Netherlands C.V.	Netherlands
TED de Mexico S.A. de C.V.	Mexico

Equity Method Investee of Stoneridge, Inc.:
Minda Stoneridge Instruments Limited	India